Exhibit 12.1
Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months
	2006	2005	2004	2003	2002	2001

EARNINGS:
Income before provision for income taxes	$170,178	$177,379	$66,776	$49,413	$22,408	$17,257
Add: Fixed charges	22,990	39,523	23,680	22,693	23,715	32,732

Total earnings	$193,168	$216,902	$90,456	$72,106	$46,123	$49,989

FIXED CHARGES:
Interest expense	$22,554	$38,797	$23,119	$22,165	$23,153	$32,179
Amortization of debt issuance costs (1)
Interest portion of rental expense	436	726	561	528	562	553

Total fixed charges	$22,990	$39,523	$23,680	$22,693	$23,715	$32,732

Ratio of earnings to fixed charges	8.4	5.5	3.8	3.2	1.9	1.5

(1)	Amortization of debt issuance costs is included in interest expense